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Filed by: Atlantic Coast Entertainment Holdings, Inc. and GB Property Funding
Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Atlantic Coast Entertainment Holdings, Inc. and GB Property Funding Corp.

Commission File No.: 33-69716

The Following joint press release was issued by GB Property Funding Corp., GB Holdings, Inc. and Atlantic Coast Entertainment Holdings, Inc.


July 14, 2004

CONTACT: Douglas S. Niethold, Vice President of Finance, Sands Hotel and Casino
         609-441-4432
         dniethold@sandsac.com

       ATLANTIC COAST ENTERTAINMENT HOLDINGS, INC. EXTENDS EXCHANGE OFFER
           AND GB HOLDINGS INC. SETS NEW RECORD DATE FOR STOCKHOLDER
                                  DISTRIBUTION


ATLANTIC CITY, NEW JERSEY - Atlantic Coast Entertainment Holdings, Inc. ("Atlantic Holdings"), a subsidiary of Greate Bay Hotel & Casino, Inc. which is a subsidiary of GB Holdings, Inc. (Amex: GBH) (the "Company") and which owns and operates The Sands Hotel and Casino in Atlantic City, announced today that it has extended until July 22, 2004 at 12:01 a.m., New York City time, its Consent Solicitation and Offer to Exchange, in which it is offering to exchange its 3% Notes due 2008 for the 11% Notes due 2005, issued by GB Property Funding Corp. As of July 13, 2004, approximately $66,130,970 principal amount of the 11% Notes, representing 60.1% of the outstanding 11% Notes, have been tendered to Atlantic Holdings for exchange.

Also, the Company set a new record date of July 22, 2004 (the "Record Date") for the distribution (the "Distribution") to the stockholders of record of the Company, on a pro rata basis, of either (a) an aggregate of 2,750,000 shares of common stock of Atlantic Holdings, representing 27.5% of the outstanding common stock of Atlantic Holdings on a fully diluted basis, which is equivalent to a dividend of .275 shares of common stock of Atlantic Holdings for every 1 share of common stock of the Company or (b) 10,000,000 warrants, which under certain conditions will allow the holders thereof to purchase an aggregate of 2,750,000 shares of common stock of Atlantic Holdings, at a purchase price of $.01 per share, representing 27.5% of the outstanding common stock of Atlantic Holdings on a fully diluted basis, which is equivalent to a dividend of 1 warrant to purchase .275 shares of common stock of Atlantic Holdings for every 1 share of common stock of the Company. The Distribution to the stockholders of the

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Company as of the Record Date is conditioned upon, among other things, the consummation of (a) the Consent Solicitation and Offer to Exchange and (b) the transfer of The Sands Hotel and Casino by Greate Bay Hotel & Casino, Inc. to Atlantic Holdings and subsequently to a wholly-owned subsidiary of Atlantic Holdings. Both the shares of common stock of Atlantic Holdings and the warrants to purchase shares of common stock of Atlantic Holdings have been registered under the Securities Act of 1933, as amended.

The transfer of The Sands Hotel and Casino will not be effective until the consummation of the Consent Solicitation and Offer to Exchange. The completion of the Consent Solicitation and Offer to Exchange is subject to the conditions described in the Consent Solicitation and Offer to Exchange documents, which include, among other conditions, the approval of the Company's stockholders, the consent of the New Jersey Casino Control Commission, the exchange of notes by a majority of the holders of the 11% Notes, and the effectiveness of the amendments to the indenture governing the 11% Notes and of the indenture governing the 3% Notes. If the conditions to the Consent Solicitation and Offer to Exchange and transfer of The Sands Hotel and Casino are satisfied prior to July 22, 2004, we anticipate consummation of such transactions to be on the Record Date, however, if the conditions are not satisfied on or prior to the Record Date, the Record Date will be extended.

On June 1, 2004, the Securities and Exchange Commission declared effective registration statements on Form S-4 containing the Consent Solicitation and Offer to Exchange and the proxy statement/prospectus relating to the special meeting. The terms and conditions of the Consent Solicitation and Offer to Exchange and related documents and the matters covered by the Proxy Statement/Prospectus dated June 1, 2004, are included in the registration statements filed with the SEC. The materials related to the Consent Solicitation and Offer to Exchange and Proxy Statement/Prospectus contain important information which should be read carefully before any decision is made with respect to the consent solicitation and exchange offer and the special meeting. The transfer agent of the Company is American Stock Transfer & Trust Company, however copies of the Proxy Statement/Prospectus and Consent Solicitation and Offer to Exchange documents may be obtained from Innisfree M&A Incorporated, the solicitation agent for the Consent Solicitation and Offer to Exchange and the Proxy Statement/Prospectus (Banks and Brokers Call Collect: 212-750-5833; all others Call Toll-Free: 1-888-750-5834), or on the Securities and Exchange Commission web site at www.sec.gov.

Unless further extended, the Consent Solicitation and Offer to Exchange will expire at 12:01 a.m., New York City time, on July 22, 2004. Atlantic Holdings will announce any extensions by press release or other form of public announcement no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration date. Holders may withdraw any 11% Notes tendered until the expiration of the Consent Solicitation and Offer to Exchange.

Certain information included in this press release contains statements that are forward-looking. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made by or on behalf of the Company. For more information regarding the Company and risks applicable to its business, please review the

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filings of the Company and its affiliates, GB Property Funding Corp. and Greate
Bay Hotel and Casino, Inc. with the SEC, including the Company's reports on Forms 10-K and 10-Q.